BRITISH AMERICAN TOBACCO

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Alan F. Porter
Company Secretary

Tel +44 (0)20 7845 1507
Fax +44 (0)20 7845 2189
www.bat.com

GC/KC/1000211344

03037756

6 November 2003

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

FILE No.
82 - 33

SEC MAIL PROCESSING
RECEIVED
NOV 24 2003
WASH. D.C. 158 SECTION

SUPPL

Dear Sirs

<u>File 82-33</u>

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

G C W Cunnington
Assistant Secretary

Attached: British American Tobacco to sell its holding in Myanmar (Burma)

news release

FILE No.
82 - 33

For immediate release: 6 November 2003

British American Tobacco to sell its holding in Myanmar (Burma)

British American Tobacco has signed an agreement for the sale of its share in Rothmans of Pall Mall Myanmar Pte Limited (RPMM) to a Singapore based investment company. The agreement aims to secure local manufacturing jobs and the continued responsible marketing of British American Tobacco's brands in Myanmar (Burma) and is conditional on the continued operation of RPMM as a going concern. Completion and implementation are expected over the next 12 months.

RPMM is a manufacturing and marketing joint venture 40% owned by the Union of Myanmar Economic Holdings Ltd and 60% owned by Rothmans Myanmar Holdings Pte Limited (RMH) in Singapore.

The agreement provides for the buyer to acquire full ownership of RMH, thus acquiring the British American Tobacco Group 60% share in the Myanmar-based RPMM joint venture, and for British American Tobacco to license its *London* and *State Express 555* brands for the Myanmar domestic market to the new owners of RMH to manufacture and market them through RPMM.

Michael Prideaux, Director, Corporate & Regulatory Affairs, said: "The sale agreement follows the exceptional formal request by the British Government in July for us to reconsider our investment in the joint venture. As a UK-based multinational, we have taken the request seriously.

"We believe the solution is a balanced outcome to a difficult dilemma. We will sell our share in the Rothmans of Pall Mall Myanmar joint venture, while ensuring its continuing stability as a going concern that can maintain local employment opportunities and the orderly and responsible local marketing of our brands. We expect the arrangement to meet the British Government's requirement.

"We are leaving our role in Rothmans of Pall Mall Myanmar with regret, as our managers have established it as one of Burma's best employers, operating to high standards of business practice and corporate responsibility. We have been assured that the new owners of our 60% share aim to maintain the company's high operating standards and the best possible employment prospects for its 500 employees."

ENQUIRIES
British American Tobacco Press Office
David Betteridge, Ann Tradigo, Teresa La Thangue
+44 (0) 20 7845 2888 (24 hours)

Notes:

- Rothmans of Pall Mall Myanmar Pte Limited (RPMM) entered the British American Tobacco Group when the Group merged in 1999 with Rothmans International.
- RPMM was established by Rothmans Singapore in 1993, at a time of significant foreign investment in Myanmar which was encouraged by ASEAN governments. Myanmar belongs to ASEAN and trades with several members of the 10-nation bloc, which seeks to build economic capacity through trade and investment.

over p.2 /

- RPMM employs some 500 people. It is the country's leading tobacco company, with a modern factory, pay and benefits in the top 25% of major companies locally and programmes to develop agriculturally and environmentally sound leaf cultivation by local farmers. It has introduced British American Tobacco's International Marketing Standards to Myanmar and supports numerous charitable and community programmes.
- British American Tobacco believes that businesses can contribute in developing countries by operating to internationally recognised standards of business practice and corporate social responsibility. We continue to believe that it is not the best way forward for businesses to withdraw unilaterally from countries whose governments' human rights records have been criticised. However, we do not believe that business can step into areas of political authority, and we recognise the importance of the UK Government's position to the investment decisions of a UK-based multinational business.
- The Singapore investment company now to assume control of RMH is Distinction Investment Holdings Pte Ltd (DIH), which invests in various business ventures in South East Asia. DIH has owned 15% of RMH since 1993 and the sale agreement provides for it to purchase the 85% British American Tobacco Group share.